UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Shareholders (“AGM”) of Netshoes (Cayman) Limited (the “Company” or “we”) will be held on November 28, 2018 at 10 a.m., São Paulo time, being 7 a.m., Eastern Daylight Time. The AGM will be held at Rua Vergueiro, No. 961, Liberdade, São Paulo, SP, Brazil.

Holders of record of the Company’s common shares, nominal value US$0.0033 per share (“Common Shares”), as of the Record Date (as defined below), are cordially invited to attend the AGM.

The AGM will be held for the following purposes:

•	To consider and pass the following resolutions:

1.

Proposal No. 1: To re-elect Mrs. Marcio Kumruian and Pedro Reiss as Class I Directors of the Company, each to serve for a three year term or until such person resigns or is removed in accordance with the Company’s Articles of Association; and

2.	Proposal No. 2: To adopt the Company’s 2017 audited consolidated financial statements for the year ended December 31, 2017

•	To consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The board of directors of the Company has fixed the close of business on October 4, 2018, New York time, as the record date (the “Record Date”). Holders of record of the Company’s Common Shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Our board of directors recommends you vote (i) “FOR” the reelection of each of the nominees to the board of directors and (ii) “FOR” the adoption of the Company’s 2017 audited consolidated financial statements for the year ended December 31, 2017.

Further details regarding the proposals are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference).

Please read our 2018 Proxy Statement for important information on each of the proposals. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card and in our 2018 Proxy Statement.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on November 23, 2018 to ensure your representation at our AGM.

By Order of the Board of Directors,
Marcio Kumruian

São Paulo, Brazil

October 18, 2018

Important Notice Regarding the Availability of Proxy Materials for the Netshoes (Cayman) Limited Shareholder Meeting to be Held on November 28, 2018

Our proxy statement and our 2017 Annual Report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at investor.netshoes.com and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.investorvote.com/NETS for registered shareholders and at www.proxyvote.com for street shareholders , you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

NETSHOES (CAYMAN) LIMITED

Rua Vergueiro 961, Liberdade

01504-001 São Paulo – SP, Brazil

PROXY STATEMENT

General

The board of directors of Netshoes (Cayman) Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on November 28, 2018 at 10 a.m., São Paulo time, being 7 a.m., Eastern Daylight Time. The AGM will be held at Rua Vergueiro, No. 961, Liberdade, São Paulo, SP, Brazil.

This proxy statement and our 2017 Annual Report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at investor.netshoes.com and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.investorvote.com/NETS for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Record Date, Share Ownership and Quorum

Only holders of the Company’s common shares, par value US$0.0033 per share (“Common Shares”) of record at the close of business on October 4, 2018, New York time (the “Record Date”) are entitled to attend and vote at the AGM.

As of the close of business on the Record Date, 31,056,244 Common Shares were issued and outstanding. One or more shareholders holding in aggregate not less than one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted shall constitute a quorum.

Voting and Solicitation

Each Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each resolution put to the vote at the AGM will be approved by ordinary resolution of a simple majority of the votes cast, by or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the AGM.

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about October 18, 2018, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the items set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on November 23, 2018 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by certificates or book entries in your name so that you appear as a shareholder on the records of Computershare (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.investorvote.com/NETS by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by us. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to Claudia Karpat (ir@netshoes.com and claudia.karpat@netshoes.com), the Company’s general counsel, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A shareholder owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on November 23, 2018.

PROPOSAL 1:

REELECTION OF DIRECTORS

According to Article 103 of the Company’s Fourth Amended and Restated Articles of Association (the “Articles of Association”), the board of directors is divided into three classes designated as Class I, Class II and Class III. The current term of office of the Class I directors, Mrs. Marcio Kumruian and Pedro Reiss, expires at the AGM.

Pursuant to Article 103 of the Company’s Articles of Association, the Company’s Board, after consultation with the Board’s Nominating and Corporate Governance Committee, has nominated Mrs. Marcio Kumruian and Pedro Reiss for reelection each as a Class I director of the Company, to serve for a three year term or until such person resigns or is removed in accordance with the Company’s Articles of Association.

Information relating to the director nominees is set forth below.

Name	Age	Current Position/Title
Marcio Kumruian	45	Director, Chairman and Chief Executive Officer
Pedro Reiss	39	Director

Marcio Kumruian. Mr. Kumruian is our co-founder. He has been the chairman of our board of directors and chief executive officer since 2000, the chairman of our nominating and corporate governance committee and a member of our compensation committee since 2017, and also a member of our business and performance committee since 2018. Mr. Kumruian is responsible for leading Netshoes into becoming a leading sports and lifestyle online consumer platform in Latin America. Mr. Kumruian also served on the boards of directors of Modnet until August 2016, and Netfarma until January 2016. Mr. Kumruian holds a degree in Economics from Mackenzie University. In 2013, Mr. Kumruian was awarded Entrepreneur of the year in the category of Technology by IstoÉ Dinheiro, a leading Brazilian business and economic magazine. In March 2017, Mr. Kumruian was named a finalist in the master category for the Entrepreneur of the Year award by Ernst & Young Terco.

Pedro Reiss. Mr. Reiss has been a member of our board of directors since June 15, 2018. Mr. Reiss works with digital marketing since 1999 and is currently the chief executive officer of the Brazilian operations of Wunderman, one the largest digital advertising agencies in the world. He was also one of the founders of the digital advertising agency F.biz, which was sold in 2011 to the WPP group, and is currently a board member and investor in several technology companies, including Geru (fintech) and Lotan Agrosciences (Biotech). Mr. Reiss holds a degree in business administration from Fundação Getúlio Vargas – São Paulo and attended courses at the Singularity University.

The affirmative vote of a majority of the votes cast by, or on behalf of, the shareholders entitled to vote in person or by proxy and voting at the meeting is required for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

TO ADOPT THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

The Company seeks shareholder adoption of the Company’s 2017 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2017. A copy of the Company’s Audited Accounts is included in the 2017 annual report on Form 20-F which is available on the Company’s website at investor.netshoes.com/sec-filings.

The affirmative vote of a majority of the votes cast by, or on behalf of, the shareholders entitled to vote in person or by proxy and voting at the meeting is required for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE COMPANY’S 2017 AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
Marcio Kumruian
Dated: October 18, 2018

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: October 18, 2018